# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Merus N.V., CIK 0001651311
CUSIP: N5749R100
Title of class of securities: Common Shares, Euro 0.09 nominal value per share
Address of issuer's principal executive offices: Uppsalalaan 17, Utrecht, Netherlands (P7), 3584 CT
Date of event which requires filing of this statement: 12/30/2025
Filed by CIK 0001434265
Persons authorized to receive notices and communications: Greg Mueller, Carl Jacobsens Vej 30, Valby, Denmark (G7), 2500, 45 70 20 27 28; Clare O'Brien & Derrick Lott, Allen Overy Shearman Sterling US LLP, 599 Lexington Avenue, New York, New York (NY), 10022, 1 (212) 848-4000

## Reporting persons
- Genmab A/S (CIK 0001434265): type of reporting person: other (OO); citizenship or place of organization: Denmark (G7); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Genmab Holding II B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, Euro 0.09 nominal value per share
Name of issuer: Merus N.V.
Address of issuer's principal executive offices: Uppsalalaan 17, Utrecht, Netherlands (P7), 3584 CT
Comment:
This Amendment No. 1 to statement on Schedule 13D (this "Amendment No. 1"), filed with the U.S. Securities and Exchange Commission (the "SEC") on December 30, 2025, amends and supplements the statement on Schedule 13D filed with the SEC on December 19, 2025, by (i) Genmab A/S, a public limited liability company (Aktieselskab) organized under the laws of Denmark ("Parent"), and (ii) Genmab Holding II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands ("Purchaser") and a wholly owned subsidiary of Parent (as it may be amended or supplemented from time to time and together with the exhibits thereto, the "Schedule 13D"). The Schedule 13D relates to the tender offer by Purchaser to purchase all of the issued and outstanding common shares, Euro 0.09 nominal value per share (each, a "Common Share," and collectively, the "Common Shares"), in the capital of Merus N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the "Issuer"), in exchange for an amount in cash equal to $97.00 per Common Share (such amount, the "Offer Consideration"), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2025 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the letter of transmittal that accompanies the Offer to Purchase (the "Letter of Transmittal," and together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the "Offer"), copies of which are attached as Exhibits C and D, respectively, to the Schedule 13D. The Schedule 13D also relates to the Transaction Agreement, dated as of September 29, 2025, by and among Parent, Purchaser and the Issuer (the "Transaction Agreement"), pursuant to which the Offer was made, a copy of which is attached as Exhibit E to the Schedule 13D.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule 13D, including all exhibits thereto, remains unchanged and is incorporated herein by reference with respect to all of the applicable items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D and, if not defined therein, the meanings ascribed to them in the Offer to Purchase.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

"The Reporting Persons financed the purchase of Common Shares that are the subject of this Schedule 13D and Amendment No. 1 thereto through a combination of (i) proceeds from the issuance of $1.5 billion of 6.250% senior secured notes due 2032, pursuant to the indenture governing the notes, dated December 3, 2025 (the "Secured Notes Indenture"), a copy of which is attached as Exhibit F to this Schedule 13D, (ii) proceeds from the issuance of $1.0 billion of 7.250% senior unsecured notes due 2033, pursuant to the indenture governing the notes, dated December 3, 2025 (the "Unsecured Notes Indenture"), a copy of which is attached as Exhibit G to this Schedule 13D, (iii) proceeds from a $1.0 billion term loan A facility and a $2.0 billion term loan B facility borrowed under the Credit Agreement, dated December 12, 2025, among Parent and Genmab Finance LLC, as co-borrowers, the lenders from time to time party thereto and Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent (the "Credit Agreement"), a copy of which is attached as Exhibit H to this Schedule 13D, and (iv) existing cash on hand.

The foregoing summary is qualified in its entirety by the full text of the Offer to Purchase, the Secured Notes Indenture, the Unsecured Notes Indenture and the Credit Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

"The purpose of the transactions described in this Schedule 13D is for the Reporting Persons to acquire control of all of the issued and outstanding Common Shares of the Issuer while allowing all of the Issuer's shareholders an opportunity to receive the purchase price of $97.00 per Common Share by tendering their Common Shares pursuant to the Offer.

At 5:00 p.m. New York City time on December 29, 2025, the Subsequent Offering Period expired. The Common Shares ceased to trade on Nasdaq prior to the opening of trading on December 30, 2025, and Nasdaq has filed with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist the Common Shares from Nasdaq and deregister the Common Shares under Section 12(b) of the Exchange Act. In addition, after the Form 25 becomes effective, Purchaser intends to cause the Issuer to file with the SEC a Certification and Notice of Termination of Registration on Form 15 and take steps to cause the suspension of all of the Issuer's reporting obligations to the SEC with respect to the Common Shares.

The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" and "Purpose of the Offer; Back-End Transactions; Plans for Merus" is incorporated herein by reference.

The foregoing summary is qualified in its entirety by the full text of the Offer to Purchase, which are filed as exhibits to this Schedule 13D and incorporated herein by reference. The information set forth under Item 5 of this Schedule 13D is incorporated herein by reference."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and Item 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

"The information contained on the cover pages to Amendment No. 1 is incorporated herein by reference. Parent, by virtue of its relationship to Purchaser (as disclosed in Item 2), may be deemed to indirectly beneficially own (as such term is defined in Rule 13d-3 under the Act) the Common Shares which Purchaser directly beneficially owns.

On December 12, 2025, following the expiration of the initial offering period of the Offer at 5:00 p.m., New York City time on December 11, 2025, Purchaser accepted for payment, and thus acquired, 71,463,077 Common Shares tendered pursuant to the Offer (representing approximately 94.8% of the Issuer's outstanding Common Shares based upon the 75,865,294 Common Shares outstanding as of December 12, 2025, according to Equiniti Trust Company, LLC, in its capacity as depositary for the Offer (the "Depositary")), in exchange for the Offer Consideration, less any applicable withholding taxes and without interest. In addition, on December 12, 2025, Purchaser commenced a subsequent offering period (the "Subsequent Offering Period"), which expired at 5:00 p.m., New York City time on December 29, 2025. During the Subsequent Offering Period, Purchaser accepted for payment, and thus acquired, 2,421,216 additional Common Shares (representing approximately 3.19% of the Issuer's outstanding Common Shares based upon the 75,867,199 Common Shares outstanding as of December 29, 2025, according to the Depositary), in exchange for the Offer Consideration, less any applicable withholding taxes and without interest.

In accordance with the Transaction Agreement, Parent and Purchaser consummated the Back-End Merger effective as of 6:00 p.m. New York City time on December 29, 2025 (12:00 a.m. Central European Time on December 30, 2025) and the Back-End Cancellation effective as of 6:30 p.m. New York City time on December 29, 2025 (12:30 a.m. Central European Time on December 30, 2025). Pursuant to the Back-End Merger and the Back-End Cancellation, each Common Share held by shareholders of the Issuer (other than Purchaser) as of immediately prior to the Back-End Merger (each, a "Minority Shareholder") was cancelled and converted into the right to receive an amount in cash equal to the Offer Consideration multiplied by the number of Common Shares held by such Minority Shareholder immediately prior to the Back-End Merger (the "Back-End Cancellation Consideration"), less any applicable withholding taxes, including any Dutch dividend withholding tax (dividendbelasting) due in respect of the Back-End Cancellation Consideration. As a result of the Back-End Merger and the Back-End Cancellation, Purchaser indirectly acquired an additional 1,982,906 Common Shares (representing approximately 2.61% of the Issuer's outstanding Common Shares based upon the 75,867,199 Common Shares outstanding as of December 29, 2025, according to the Depositary). No Common Shares remain outstanding following the consummation of the Back-End Merger and the Back-End Cancellation."
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) of this Amendment No. 1 is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 1, there were no other transactions with respect to Common Shares effected during the past 60 days by the Reporting Persons, or to the knowledge of the Reporting Persons, any of the persons listed in Schedule I of the Offer to Purchase.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The information in Item 5(a) of this Amendment No. 1 is incorporated herein by reference.

## Signatures
- Genmab A/S: /s/ Jan G. J. van de Winkel, Jan G. J. van de Winkel, President & Chief Executive Officer (12/30/2025)
- Genmab A/S: /s/ Anthony Pagano, Anthony Pagano, Executive Vice President & Chief Financial Officer (12/30/2025)
- Genmab Holding II B.V.: /s/ Jan G. J. van de Winkel, Jan G. J. van de Winkel, Authorized Signatory (12/30/2025)